THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Other
(Dollar Amounts in Millions)
(Unaudited)

	Nine Months
	Ended
	September 30, 2018	2017	2016	2015	2014	2013
Earnings before taxes on earnings	$3,352	$3,650	$2,993	$2,279	$2,115	$1,705
Fixed charges
Interest expense:
Bank deposits	339	148	37	29	30	31
Payables to brokerage clients	37	16	3	2	2	3
Short-term borrowings	54	41	9	—	—	—
Long-term debt	131	119	104	92	73	69
Other	8	18	18	9	(3)	2
Total	569	342	171	132	102	105
Interest portion of rental expense	86	99	88	77	71	69
Total fixed charges (A)	655	441	259	209	173	174
Earnings before taxes on earnings and fixed charges (B)	$4,007	$4,091	$3,252	$2,488	$2,288	$1,879

Ratio of earnings to fixed charges (B) ÷ (A) (1)	6.1	9.3	12.6	11.9	13.2	10.8

Ratio of earnings to fixed charges, excluding
bank deposits and payables to brokerage
clients interest expense (2)	13.0	14.2	14.7	13.8	16.0	13.2

Total fixed charges	$655	$441	$259	$209	$173	$174
Preferred stock dividends and other (3)	167	270	227	131	96	97
Total fixed charges and preferred stock dividends and other (C)	$822	$711	$486	$340	$269	$271

Ratio of earnings to fixed charges and preferred
stock dividends and other (B) ÷ (C) (1)	4.9	5.8	6.7	7.3	8.5	6.9

Ratio of earnings to fixed charges and preferred stock
dividends and other, excluding bank deposits and
payables to brokerage clients interest expense (2)	8.1	7.2	7.2	8.0	9.5	7.8

(1) The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends and other are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of property, equipment and software rental expense, which is estimated to be representative of the interest factor.

(2) Because interest expense incurred in connection with both bank deposits and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding bank deposits and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends and other, excluding bank deposits and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3) The preferred stock dividend and other amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock and undistributed earnings and dividends allocated to non-vested restricted stock units.